NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
1-24-08

DIVISION OF
CORPORATION FINANCE

[redacted]

08024834

Received SEC
FEB 11 2008
Washington, DC 20549

February 11, 2008

Nicholas Unkovic
Squire, Sanders & Dempsey L.L.P.
600 Hansen Way
Palo Alto, CA 94304-1043

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/11/2008

Re: UCBH Holdings, Inc.
Incoming letter dated January 24, 2008

Dear Mr. Unkovic:

This is in response to your letter dated January 24, 2008 concerning the shareholder proposal submitted to UCBH Holdings by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

SQUIRE SANDERS | LEGAL COUNSEL WORLDWIDE

SQUIRE, SANDERS & DEMPSEY L.L.P.

600 Hansen Way
Palo Alto, California 94304-1043

Office: +1.650.856.6500
Fax: +1.650.843.8777

Direct: +1.650.843.3238
NUnkovic@ssd.com

January 24, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: UCBH Holdings, Inc. – Exclusion of Stockholder Proposal from Gerald R. Armstrong Regarding Annual Election of Directors

Ladies and Gentlemen:

UCBH Holdings, Inc. (the "*Company*") has received a stockholder proposal (the "*2008 Proposal*") from Gerald R. Armstrong, residing at 820 Sixteenth Street, No. 705, Denver, Colorado, 80202-3227, with a request that the 2008 Proposal and a supporting statement be included in the proxy materials for the Company's 2008 annual meeting (the "*2008 Annual Meeting*"). A copy of the 2008 Proposal and written correspondence from Mr. Armstrong is attached as Exhibit A to this letter.

The Company intends to exclude the 2008 Proposal from its proxy materials for its 2008 Annual Meeting, and, for the reasons set forth below, the Company respectfully requests that the staff of the Division of Corporation Finance (the "*Staff*") confirm that it will not recommend enforcement action by the Securities and Exchange Commission against the Company upon such exclusion.

Pursuant to Rule 14a-8(j)(2) promulgated under the Securities Exchange Act of 1934, enclosed with this letter are six paper copies of this letter and the 2008 Proposal and written correspondence from Mr. Armstrong.

Background

The Company's certificate of incorporation and bylaws currently provide that members of the Company's board of directors (the "*Board*") shall be elected for three-year terms of office. The Board is divided into three classes, and the terms of each class are staggered so that only one class of directors stands for election in any one year.

On December 18, 2006, the Company received a non-binding stockholder proposal to declassify the Board from Mr. Armstrong (the "*2007 Proposal*"). The Company included the 2007 Proposal in its proxy materials for its 2007 annual stockholders meeting, and the Company's stockholders approved the 2007 Proposal at the meeting.

To afford the Company's stockholders the opportunity to implement the 2007 Proposal, the Board has approved the inclusion of the Company's own binding proposal to declassify the Board in the proxy materials for its 2008 Annual Meeting. The Company's certificate of incorporation provides that the affirmative vote of at least 80 percent of the voting power of all of the then-outstanding shares of the capital stock of the Company is required to approve an amendment to the certificate of incorporation to eliminate the Company's classified Board. Subject to the approval of the Company's proposal by the stockholders, the Board has approved a conforming amendment to the Company's bylaws.

On November 6, 2007, the Company received the 2008 Proposal from Mr. Armstrong, which reads as follows:

> "That the shareholders of UCBH HOLDINGS, INC. request its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that <u>all</u> Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors."

Following receipt of the 2008 Proposal, the Company's management communicated to Mr. Armstrong the Board's intent to submit its own binding proposal to declassify the Board to the Company's stockholders. Nevertheless, Mr. Armstrong did not agree to withdraw his 2008 Proposal.

Discussion

The Board has approved the inclusion of its own binding proposal to declassify the Board in the proxy materials for its 2008 Annual Meeting, and will not make a recommendation with respect to such proposal. Subject to stockholder approval of the Company's proposal, the Board has approved and authorized conforming amendments to the Company's certificate of incorporation and bylaws, and the taking of those steps necessary to effect declassification of the Board.

The Company Has Substantially Implemented the 2008 Proposal

Rule 14a-8(i)(10) permits a registrant to exclude a stockholder proposal from its proxy materials "if the company has already substantially implemented the proposal." The 2008 Proposal requests that the Board "take those steps necessary" to require that all directors stand for election annually. The Board has already taken those necessary steps by resolving to submit an amendment to the Company's certificate of incorporation for stockholder approval at the 2008

Annual Meeting. Stockholder approval is required to effect such an amendment under the relevant provisions of the Company's certificate of incorporation. If the Company's stockholders approve the amendment, annual election of directors will be phased-in beginning with those directors elected at the 2009 annual meeting of stockholders, so as not to affect the unexpired terms of the previously elected directors.

The Staff has consistently confirmed that it will not recommend enforcement action when proposals are excluded under similar circumstances. *See, for example, Staples, Inc. (March 31, 2006).* In *Staples, Inc.*, Staples received a shareholder proposal to require annual election of directors after its board of directors had already approved the submission of a bylaw amendment to the shareholders to effect such a change. In confirming its "no-action" recommendation, the Staff noted that Staples must receive shareholder approval in order to provide for the annual election of directors, and that shareholders would have the opportunity to give that approval at Staples' annual meeting. The Staff reached similar conclusions in *Raytheon Company (February 11, 2005)* and *Sabre Holdings Corporation (March 2, 2005).*

Because the declassification of the Company's Board requires stockholder approval, and because the Board has already approved submission of the Company's own binding proposal to declassify the Board to the stockholders in the proxy materials for the 2008 Annual Meeting, the Company has substantially implemented the 2008 Proposal and therefore may exclude the 2008 Proposal from the proxy materials for its 2008 Annual Meeting pursuant to Rule 14a-8(i)(10).

The 2008 Proposal Directly Conflicts With The Company's Own Proposal To Be Submitted To Stockholders At The 2008 Annual Meeting

Rule 14a-8(i)(9) permits a registrant to exclude a stockholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has previously recommend "no-action" when a company seeks to exclude a stockholder proposal that, if submitted along with the company's proposal for approval, would present alternative and conflicting decisions for shareholders and could provide inconsistent and ambiguous results. *See, for example, Croghan Bancshares, Inc. (March 13, 2002)* and *Phillips-Van Heusen Corp. (April 21, 2000).*

The 2008 Proposal and the Company's proposal to declassify the Board deal with the same issue and, if both are included in the proxy materials for the 2008 Annual meeting, would present alternative and conflicting decisions for stockholders that may lead to inconsistent and ambiguous results. The 2008 Proposal requests that the Board "take those steps necessary" to require that all directors stand for election annually. The Company's own proposal is to do just that – to amend the Company's certificate of incorporation to provide for annual election of directors. The two proposals are conflicting because, if both are successful, the Company cannot reasonably implement one proposal without rendering the other moot. If both proposals are included in the proxy materials, stockholders would be faced with the confusing proposition of either declassifying the Board or requesting that the Board take those steps necessary for declassification, or both, which would likely result in an unclear and inconsistent mandate from stockholders from which the Board would have difficulty determining how to proceed.

Moreover, it would not serve the interests of stockholders for the Company to withdraw its own binding proposal. If the Company were to do so, the stockholders would once again be presented with a non-binding resolution to declassify the Board, rather than being afforded the opportunity to approve a binding resolution to accomplish the same result. Rather than delaying a binding vote for another year, the Board has determined that it is in the best interests of the stockholders to present the Company's binding resolution to declassify the Board for approval at the 2008 Annual Meeting.

Because the 2008 Proposal clearly and directly conflicts with the Company's own proposal to declassify its Board, the 2008 Proposal can be properly excluded from the Company's proxy materials under Rule 14a-8(i)(9).

Conclusion

The Company has already taken those steps necessary to respond to stockholder sentiment and declassify the Board. Inclusion of Mr. Armstrong's 2008 Proposal would be a step backward and would likely confuse the issue for stockholders and delay its implementation. Therefore, for reasons set forth above, the Company intends to exclude the 2008 Proposal from the proxy materials for its 2008 Annual Meeting, and respectfully requests that the Staff confirm that it will not recommend enforcement action to the Securities and Exchange Commission as a result of such exclusion.

Pursuant to Rule 14a-8(j)(1), a copy of this letter has been mailed simultaneously to the proponent, Mr. Armstrong.

If you have any questions or wish to discuss any of the above, please contact the undersigned at (650) 843-3238.

Very truly yours,

Nicholas Unkovic, Partner
Squire, Sanders and Dempsey L.L.P.

EXHIBIT A

(attached)

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 1, 2007

The Secretary
UCBH HOLDINGS, INC.
555 Montgomery Street
San Francisco, California 94111

UNITED COMMERCIAL BANK
RECEIVED

NOV 06 2007

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of UCBH HOLDINGS, INC., at the coming annual meeting in 2008, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 802 shares are registered in my own name and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7004 2510 0004 8299 0821

RESOLUTION

That the shareholders of UCBH HOLDINGS, INC. request its Board of Directors to take the steps necessary to eliminate classification of terms of its Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

In last year's annual meeting, 74,577,276 shares (89.32% of shares voted) worth $1,343,136,740.76 on the meeting date, were voted in favor of this proposal. 8,428,985 shares (10.09% of shares voted) were voted against.

Our directors, however, have not seen fit to honor the shareholders' wishes for greater accountability!

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, the board of UCBH HOLDINGS, INC. is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

U. S. Bancorp, Associated Banc-Corp, Piper Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communication International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Ilsley Corporation, and Wintrust Financial, Inc. are among the corporations electing directors annually because of the efforts of the proponent.

Performance of our management and our Board of Directors is now being more strongly tested and challenged in merging Summit Bank Corporation and the accountability for performance is to a greater number of shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders(such as annual directors elections) and firm value.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that the shareholders of UCBH HOLDINGS may benefit from greater accountability afforded by annual election of all Directors, please vote "FOR" this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UCBH Holdings, Inc.
Incoming letter dated January 24, 2008

The proposal requests that the board take the steps necessary to eliminate the classification of terms for its board of directors to require that all directors stand for election annually.

There appears to be some basis for your view that UCBH Holdings may exclude the proposal under rule 14a-8(i)(10). We note in particular your representation that UCBH Holdings must receive shareholder approval in order to declassify the board and that shareholders will be provided the opportunity to give that approval at UCBH Holdings' 2008 Annual Meeting. Accordingly, we will not recommend enforcement action to the Commission if UCBH Holdings omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which UCBH Holdings relies.

Sincerely,

William A. Hines
Special Counsel

END